Exhibit 99.1

ANNUAL INFORMATION FORM

The Toronto-Dominion Bank

Toronto-Dominion Centre

Toronto, Ontario, Canada

M5K 1A2

December 1, 2010

Documents Incorporated by Reference

Portions of the Annual Information Form (“AIF”) are disclosed in the Bank’s annual consolidated financial statements (“Annual Financial Statements”) and management’s discussion and analysis for the year ended October 31, 2010 (the “2010 MD&A”) and are incorporated by reference into the AIF.

	Page reference	Page/Incorporated by Reference From
	Annual
	Information	Annual Financial
	Form	Statements	2010 MD&A
CORPORATE STRUCTURE
Name, Address and Incorporation	4
Intercorporate Relationships	4

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	4		2-32

DESCRIPTION OF THE BUSINESS
Review of Business, including Foreign Operations		4-8	16-34
Investment in TD Ameritrade		22, 66	24,55,76
Competition			56
Intangible Properties		32
Average Number of Employees	6
Lending			37-47, 60-72
Reorganizations	6
Social and Environmental Policies			75-76
Risk Factors	6		56-76

DIVIDENDS
Dividends per Share for the Bank	8
Dividends for TD Ameritrade Holding Corporation	8
Dividend Policy and Restrictions for The Toronto-Dominion Bank		36-40	50

CAPITAL STRUCTURE
Common Shares	9	38
Preferred Shares	9	36-40
Constraints	10
Ratings	10

MARKET FOR SECURITIES OF THE BANK
Market Listings	13
Trading Price and Volume	13
Prior Sales	16

DIRECTORS AND OFFICERS
Directors and Board Committees of the Bank	16
Audit Committee	19
Executive Officers of the Bank	21
Shareholdings of Directors and Executive Officers	21
Additional Disclosure for Directors and Executive Officers	21
Pre-Approval Policies and Shareholders’ Auditor Service Fees	22

LEGAL PROCEEDINGS AND REGULATORY ACTIONS
Legal Proceedings	23
Regulatory Actions	23

INTEREST OF MANAGEMENT AND OTHERS IN
MATERIAL TRANSACTIONS	24

TRANSFER AGENTS AND REGISTRARS
Transfer Agent	24
Co-transfer Agent and Registrar	24

INTERESTS OF EXPERTS
Names of Experts	24
Interest of Experts	25

ADDITIONAL INFORMATION	25

Unless otherwise specified, this AIF presents information as at October 31, 2010.

Caution regarding Forward-Looking Statements

From time to time, the Bank makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Bank’s 2010 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2011” and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental and other risks, all of which are discussed in the 2010 MD&A.  Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How we Performed” section of the 2010 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2010 MD&A, starting on page 56. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2010 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2011”, as updated in subsequently filed quarterly Reports to Shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Toronto-Dominion Bank and its subsidiaries are collectively known as “TD Bank Group” (the “Bank” or “TD”).  The Bank, a Schedule 1 chartered bank subject to the provisions of the Bank Act of Canada (the “Bank Act”), was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869).  The Bank’s head office is located at Toronto-Dominion Centre, King Street West and Bay Street, Toronto, Ontario, M5K 1A2.

Intercorporate Relationships

Information about the intercorporate relationships among the Bank and its principal subsidiaries is provided in Appendix “A” to this AIF.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2010, the Bank was the second largest Canadian bank in terms of market capitalization.  TD Bank Group is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Group also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD Bank Group had $620 billion in assets on October 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For additional information on the Bank’s businesses, see the descriptions provided below and pages 16-34 of the 2010 MD&A.

Development of TD Bank, America’s Most Convenient Bank®

TD Bank, N.A., operating under the brand name TD Bank, America's Most Convenient Bank® is one of the 15 largest commercial banks in the United States and provides customers with a full range of financial products and services at about 1,300 convenient locations from Maine to Florida.  TD Bank, N.A. is a wholly-owned subsidiary of the Bank.

In 2007, the Bank acquired all of the outstanding common shares of Banknorth Group, Inc. (known as “TD Banknorth”), a U.S.-based personal, small business, and commercial banking business that it did not already own; the Bank had previously acquired a 51% stake in Banknorth Group, Inc. in 2005.  The total cash consideration for the privatization was $3.7 billion (US$3.3 billion) or US$32.33 per Banknorth Group, Inc. share.  On closing of the privatization, TD Banknorth. became a wholly-owned subsidiary of the Bank and its shares were delisted from the New York Stock Exchange.

TD Banknorth had previously completed its acquisition of Interchange Financial Services Corporation on January 1, 2007 for a total cash consideration of $545 million (US$468.1 million), financed primarily through TD Banknorth’s sale of 13 million of its common shares to the Bank at a price of US$31.17 per share for $472 million (US$405 million).

On March 31, 2008, the Bank acquired 100% of the outstanding shares of Commerce Bancorp, Inc. (“Commerce”) which was then a public company with approximately US$50 billion in assets (as at September 30, 2007).  The total consideration of approximately $8.5 billion was paid in cash and common shares of the Bank; each share of Commerce was exchanged for 0.4142 of a Bank common share and US$10.50 in cash.

Following the acquisition of Commerce on March 31, 2008, TD Banknorth, Commerce Bank N.A. and Commerce Bank/North merged on May 31, 2008, to become TD Bank, N.A. TD Banknorth and Commerce became known together as TD Bank, America’s Most Convenient Bank® and in September, 2009 all of the branches of the Bank in the U.S. began operating under the same TD Bank name.

On April 16, 2010, TD Bank, America’s Most Convenient Bank® acquired certain assets and assumed liabilities of Riverside National Bank of Florida ("Riverside"), First Federal Bank of North Florida ("First Federal") and AmericanFirst Bank of Florida ("AmericanFirst") from the Federal Deposit Insurance Corporation ("FDIC”).  The purchase and assumption agreement with the FDIC covered Riverside's 58 branches in central Florida and separate agreements also covered First Federal's eight locations and AmericanFirst's three locations, as well as a total of 80 automated teller machines.

On September 30, 2010, the Bank completed the acquisition of The South Financial Group, Inc. (“South Financial”) and South Financial’s subsidiary, Carolina First Bank, merged with TD Bank, America’s Most Convenient Bank®. Carolina First Bank will continue to operate under the trade names “Carolina First Bank” in North and South Carolina and “Mercantile Bank” in Florida until conversion and rebranding, which are expected to be completed in 2011.

Investment in TD Ameritrade

The Bank has an investment in TD AMERITRADE Holding Corporation (“TD Ameritrade”). TD Ameritrade is a leading provider of securities brokerage services and technology-based financial services to retail investors and business partners, predominantly through the Internet, a national branch network and relationships with one of the largest groups of independent registered investment advisors. TD Ameritrade is a U.S. publicly-traded company and its common shares are listed on the NASDAQ.  TD Ameritrade acquired thinkorswim Group Inc. on June 11, 2009. As of October 31, 2010, the Bank owned approximately 45.93% of the outstanding voting securities of TD Ameritrade. Additional information concerning TD Ameritrade may be found on EDGAR at www.sec.gov/edgar.

Concurrent with the Bank’s initial acquisition of an interest in TD Ameritrade in 2006, it entered into a Stockholders Agreement that contains provisions relating to governance, board composition, stock ownership, transfers of shares, voting and other matters.   Under the Stockholders Agreement, the initial limit on the Bank’s beneficial ownership of TD Ameritrade was 39.9%.  As such, in 2007, the Bank sold three million shares of TD Ameritrade to bring its beneficial ownership of TD Ameritrade to 39.9% as at July 31, 2007 from 40.3% as at April 30, 2007.  The Bank recognized a gain of $6 million on this sale.

On January 24, 2009, the limit on the Bank’s beneficial ownership under the Stockholders Agreement increased from 39.9% to 45%. Pursuant to the terms of the Stockholders Agreement, the Bank will not exercise the voting rights in respect of any shares held in excess of the 45% limit.

On March 2, 2009, the Bank took delivery of 27 million shares in settlement of its amended hedging arrangement with Lillooet Limited (“Lillooet”) at a hedged cost to the Bank of US$515 million such that as at April 30, 2009, the Bank owned approximately 47.5% of TD Ameritrade’s voting securities.  Lilloet, a company sponsored by Royal Bank of Canada, and the Bank had previously entered into an arrangement pursuant to which the Bank had hedged the price risk related to 27 million shares of TD Ameritrade common stock. As Lillooet was consolidated in the Bank's Consolidated Financial Statements, the replacement of the amended hedge arrangement with the direct ownership of the 27 million shares had no material impact on the Bank.

Other Transactions and Business Developments

The Bank increased its stake in Internaxx Bank, an offshore online stockbroker for international and expatriate investors based in Luxembourg, on February 17, 2009 and again on March 22, 2010 to 100%. Internaxx’s management team reports through TD Waterhouse Investor Services (Europe) Limited which is a UK subsidiary of the Bank and which already provided back office, trading, clearing and settlement for Internaxx's multi-language and multi-currency service.

On June 11, 2009, TD Waterhouse Canada Inc., a subsidiary of the Bank, acquired thinkorswim Canada, Inc., an online options trading brokerage, following the acquisition of thinkorswim Group, Inc. by TD Ameritrade in the US.

DESCRIPTION OF THE BUSINESS

Descriptions of the Bank’s significant business segments and related information are provided on pages 16-34 of the 2010 MD&A.

Average Number of Employees

The Bank had an average number of 68,725 full-time equivalent employees for fiscal 2010.

Reorganizations (within the last three years)

Following the privatization of TD Banknorth in April 2007, the Bank conducted a reorganization in which it transferred its interest in TD Bank USA, N.A. (formerly TD Waterhouse Bank, N.A.) to TD Banknorth.  TD Bank USA provides, among other things, banking services to TD Ameritrade.  As a result of the privatization of TD Banknorth and related restructuring initiatives undertaken within both TD Banknorth and TD Bank USA during 2007, the Bank incurred a total of $67 million before-tax restructuring charges of which $59 million related to TD Banknorth and $8 million related to TD Bank USA. The restructuring charges consisted primarily of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment.

Following the acquisition of Commerce in March, 2008, on May 31, 2008, Commerce Bank, N.A. and Commerce Bank/North merged into TD Banknorth, N.A.. On the same date, TD Banknorth, N.A. changed its legal name to TD Bank, N.A.  Commerce and TD Banknorth now operate together as TD Bank, America’s Most Convenient Bank.

Risk Factors

To grow profitably in financial services involves selectively taking and managing risks within TD’s risk appetite.  We take risks required to build TD’s business, but only if these risks:  1) fit TD’s business strategy and can be understood and managed; 2) do not expose TD to any significant single loss events; and 3) do not risk harming the TD brand.  TD has an Enterprise Risk Framework and a risk governance structure to support effective risk management and adherence to the TD risk appetite.  TD’s risk management resources and processes are designed to enable all our businesses to understand the risks they are exposed to, and develop the governance, control, and risk management framework they need to manage them appropriately. These resources and processes are strengthened by our risk culture which emphasizes transparency and accountability.

We have created an Enterprise Risk Framework (as further described in the Risk Factors and Management section of the 2010 MD&A) that sets out the major risk categories, and identifies and defines a broad number of risks to which our businesses and operations could be exposed. These risk categories are Strategic Risk, Credit Risk, Market Risk, Liquidity Risk, Operational Risk, Insurance Risk, Regulatory & Legal Risk, and Reputational Risk.  This Framework gives us an overall view of all potential risks the Bank and its individual businesses face and allows us to develop appropriate management strategies.

Industry and Bank-specific risks and uncertainties may impact materially on the Bank’s future results.  Industry risks include general business and economic conditions in the regions in which the Bank conducts business, currency rates, monetary and economic policies of the Bank of Canada, the Federal Reserve System in the U.S., the U.S. Treasury, the U.S. Federal Deposit Insurance Corporation and other policies that are adopted by various other regulatory agencies internationally, level of competition, changes in laws and regulations, legal proceedings, accuracy and completeness of information on customers and counterparties and accounting policies and methods used by the Bank.  Bank-specific risks include the adequacy of the Bank’s risk management framework, the Bank’s ability to innovate and adapt products and services to evolving industry standards, its ability to successfully complete and integrate acquisitions and execute strategic plans, its ability to attract, develop and retain key executives, the disruption of key components of the Bank’s business infrastructure, and changes to the Bank’s credit ratings.

Further explanation of the types of risks cited above and the ways in which the Bank manages them can be found on pages 56 to 76 in the 2010 MD&A, which are incorporated by reference.  The Bank cautions that the preceding discussion of risks is not exhaustive.  When considering whether to purchase securities of the Bank, investors and others should carefully consider these factors as well as other uncertainties, potential events and industry- and Bank-specific factors that may adversely impact the Bank’s future results.

DIVIDENDS

Dividends per Share for the Bank
(October 31st year-end)

Type of Share	2010	2009		2008
Common Shares	$2.44	$2.44		$2.36

Preferred Shares

Series M	$1.18	$1.18		$1.18
Series N	$1.15	$1.15		$1.15
Series O	$1.21	$1.21		$1.21
Series P	$1.31	$1.31		$1.31
Series Q	$1.40	$1.40		$1.05	1
Series R	$1.40	$1.40		$0.89	2
Series S	$1.25	$1.25		$0.49	3
Series Y	$1.28	$1.28		$0.37	4
Series AA	$1.25	$1.42	5	-
Series AC	$1.40	$1.38	6	-
Series AE	$1.56	$1.24	7	-
Series AG	$1.56	$1.17	8	-
Series AI	$1.56	$1.02	9	-
Series AK	$1.56	$0.90	10	-

1	This represents the amount of cash dividends paid per share between January 31, 2008 and October 31, 2008.
2	This represents the amount of cash dividends paid per share between March 12, 2008 and October 31, 2008.
3	This represents the amount of cash dividends paid per share between June 11, 2008 and October 31, 2008.
4	This represents the amount of cash dividends paid per share between July 16, 2008 and October 31, 2008.
5	This represents the amount of cash dividends paid per share between September 12, 2008 and October 31, 2009.
6
On November 5, 2008, the Bank issued 8.8 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AC. This represents the amount of cash dividends paid per share between November 5, 2008 and October 31, 2009.

7
On January 14, 2009, the Bank issued 12 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AE.  This represents the amount of cash dividends paid per share between January 14, 2009 and October 31, 2009.

8
On January 30, 2009, the Bank issued 15 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AG.  This represents the amount of cash dividends paid per share between January 30, 2009 and October 31, 2009.

9
On March 6, 2009, the Bank issued 11 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AI.  This represents the amount of cash dividends paid per share between March 6, 2009 and October 31, 2009.

10
On April 3, 2009, the Bank issued 14 million Non-cumulative 5-Year Rate Reset Preferred Shares, Series AK. This represents the amount of cash dividends paid per share between April 3, 2009 and October 31, 2009.

Dividends for TD Ameritrade
(September 30th year-end)

In connection with its acquisition of TD Waterhouse in January 2006, TD Ameritrade declared and paid a special cash dividend of US$6.00 per share.  TD Ameritrade did not declare or pay cash dividends on its common stock during its fiscal 2010 and 2009 years. On October 26, 2010, TD Ameritrade declared a US$0.05 per share quarterly cash dividend, which is payable on December 15, 2010 to all holders of record of TD Ameritrade common stock as of December 1, 2010. The payment of any future dividends will be at the discretion of TD Ameritrade’s board of directors and will depend upon a number of factors that the board of directors deems relevant, including future earnings, the success of TD Ameritrade’s business activities, capital requirements, the general financial condition and future prospects of its business and general business conditions.

CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such shares.

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares without nominal or par value. Subject to the restrictions set out in “Constraints” below holders of common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only holders of a specified class or series of shares are entitled to vote. The holders of common shares are entitled to receive dividends as and when declared by the Board of Directors of the Bank, subject to the preference of the holders of the preferred shares of the Bank. After payment to the holders of the preferred shares of the Bank of the amount or amounts to which they may be entitled, and after payment of all outstanding debts, the holders of common shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

Preferred Shares

The Class A First Preferred Shares (the “Preferred Shares”) of the Bank may be issued from time to time, in one or more series, with such rights, privileges, restrictions and conditions as the Board of Directors of the Bank may determine.

The Preferred Shares rank prior to the common shares and to any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Bank. Each series of Preferred Shares ranks on a parity with every other series of Preferred Shares.

Pursuant to the Bank Act, the Bank may not, without the approval of the holders of the Preferred Shares, create any class of shares ranking prior to or on a parity with the Preferred Shares.

Approval of amendments to the provisions of the Preferred Shares as a class may be given in writing by the holders of all the outstanding Preferred Shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the then outstanding Preferred Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

In the event of the liquidation, dissolution or winding-up of the Bank, before any amounts shall be paid to or any assets distributed among the holders of the common shares or shares of any other class of the Bank ranking junior to the Preferred Shares, the holder of a Preferred Share of a series shall be entitled to receive to the extent provided for with respect to such Preferred Shares by the conditions attaching to such series: (i) an amount equal to the amount paid up thereon; (ii) such premium, if any, as has been provided for with respect to the Preferred Shares of such series; and (iii) all unpaid cumulative dividends, if any, on such Preferred Shares and, in the case of non-cumulative Preferred Shares, all declared and unpaid non-cumulative dividends.  After payment to the holders of the Preferred Shares of the amounts so payable to them, they shall not be entitled to share in any further distribution of the property or assets of the Bank.

There are no voting rights attaching to the Preferred Shares except to the extent provided in any series or by the Bank Act.

The Bank may not, without the prior approval of the holders of the Preferred Shares, create or issue (i) any shares ranking in priority to or on a parity with the Preferred Shares; or (ii) any additional series of Preferred Shares unless at the date of such creation or issuance all cumulative dividends and any declared and unpaid non-cumulative dividends shall have been paid or set apart for payment in respect of each series of Preferred Shares then issued and outstanding.

Constraints

There are no constraints imposed on the ownership of securities of the Bank to ensure that the Bank has a required level of Canadian ownership. However, the Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. For example, no person shall be a major shareholder of a bank if the bank has equity of $8 billion or more. A person is a major shareholder of a bank where: (i) the aggregate of shares of any class of voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 20% of that class of voting shares; or (ii) the aggregate of shares of any class of non-voting shares beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person is more than 30% of that class of non-voting shares.  No person shall have a significant interest in any class of shares of a bank, including the Bank, unless the person first receives the approval of the Minister of Finance (Canada). For purposes of the Bank Act, a person has a significant interest in a class of shares of a Canadian chartered bank where the aggregate of any shares of the class beneficially owned by that person, by entities controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares of such bank.

The Bank Act also prohibits the registration of a transfer or issue of any share of the Bank to, and the exercise, in person or by proxy, of any voting rights attached to any share of the Bank that is beneficially owned by, Her Majesty in right of Canada or of a province or any agent or agency of Her Majesty, in either of their rights, or to the government of a foreign country or any political subdivision, agent or agency of any of them.

RATINGS

Credit ratings are important to the Bank’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in higher financing costs and reduce access to capital markets. A lowering of credit ratings may also affect the Bank’s ability to enter into normal course derivative or hedging transactions and impact the costs associated with such transactions. The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of the Bank’s credit rating. The Bank believes that the impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business, but more severe downgrades could have a more significant impact by increasing the Bank’s cost of borrowing and/or requiring the Bank to post additional collateral for the benefit of its trading counterparties.

Additional information relating to credit ratings is provided under the heading “Liquidity Risk” in the “Managing Risk” section starting on page 70 of the Bank’s 2010 MD&A.

 As at October 31, 2010

	DBRS	Moody’s Investors Service	Standard & Poor’s	Fitch Ratings
Long Term Debt (deposits)	AA	Aaa	AA-	AA -
Tier 2B Subordinated Debt	AA (low)	Aa1	A+	A+
Tier 2A Subordinated Debt		A1	A
Short Term Debt (deposits)	R-1 (high)	P-1	A-1+	F-1+
Preferred Shares	Pfd-1 (low)	A2	P-1 (low)	A

Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor.  Ratings are subject to revision or withdrawal at any time by the rating agency.  Credit ratings and outlooks provided by the rating agencies reflect their views and are subject to change from time to time, based on a number of factors, including TD’s financial strength, competitive position and liquidity as well as factors not entirely within TD’s control, including the methodologies used by the rating agencies and conditions affecting the financial services industry generally.

We note that the following descriptions of the ratings categories prepared by the respective rating agencies are provided solely in order to satisfy requirements of Canadian law and do not constitute an endorsement by TD of the categories or of the application by the respective rating agencies of their criteria and analyses.  A description of the rating categories of each of the rating agencies, obtained from the respective rating agency’s public website, is set out below.

Description of ratings, as disclosed by DBRS on its public website
The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligations has been issued. All rating categories other than AAA and D also contain subcategories "(high)" and "(low)". The absence of either a "(high)" or "(low)" designation indicates the rating is in the middle of the category.  AA: Superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from AAA only to a small degree. Unlikely to be significantly vulnerable to future events.

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner.  R-1 (high): Highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments.  Each rating category is denoted by the subcategories "high" and "low". The absence of either a "high" or "low" designation indicates the rating is in the middle of the category. Preferred shares rated Pfd-1 are of superior credit quality, and are supported by entities with strong earnings and balance sheet characteristics. Pfd-1 securities generally correspond with companies whose senior bonds are rated in the AAA or AA categories. As is the case with all rating categories, the relationship between senior debt ratings and preferred share ratings should be understood as one where the senior debt rating effectively sets a ceiling for the preferred shares issued by the entity. However, there are cases where the preferred share rating could be lower than the normal relationship with the issuer's senior debt rating.

Description of ratings, as disclosed by Moody’s Investors Service on its public website
Moody’s long-term ratings are opinions of the relative credit risk of financial obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings use Moody’s Global Scale and reflect both the likelihood of default and any financial loss suffered in the event of default. Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.  Obligations rated Aa are judged to be of high quality and are subject to very low credit risk. Obligations rated A are considered upper-medium grade and are subject to low credit risk.  Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s assigns ratings to medium-term note (MTN) programs and to the individual debt securities issued from them (referred to as drawdowns or notes). These ratings may be expressed on Moody’s general long-term or short-term rating scale, depending upon the intended tenor of the notes to be issued under the program.

Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments.  Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.  P-1 Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

Description of ratings, as disclosed by Standard & Poor’s on its public website
A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs).

A long-term obligation rated 'AA’ differs from the highest-rated obligations only to a small degree.   The obligor’s capacity to meet its financial commitment on the obligation is very strong.  An obligation rated ‘A’ is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.  A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's.  The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

The Standard & Poor's Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years. A Standard & Poor's preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market.  There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of Standard & Poor's.  P-1(Low) corresponds to A.

Description of ratings, as disclosed by Fitch Ratings on its public website
Fitch Ratings' credit ratings provide an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. The modifiers "+" or "-- " may be appended to a rating to denote relative status within major rating categories.

Long-term rating of AA: Very high credit quality.  'AA' ratings denote expectations of very low default risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

Long-term rating of A: High credit quality.  ‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

Short-term rating of F1:  Highest credit quality. Indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

MARKET FOR SECURITIES OF THE BANK

Market Listings

The Bank’s common shares are listed on:

1.	the Toronto Stock Exchange; and
2.	the New York Stock Exchange.

The Bank’s preferred shares are listed on the Toronto Stock Exchange.

Trading Price and Volume

Trading price and volume of the Bank’s securities in the past year is set out in the tables below:

	TORONTO STOCK EXCHANGE
	Common Shares	Preferred Shares (Series M - Y)
		Series M	Series N	Series O	Series P	Series Q	Series R	Series S	Series Y
November 2009
High Price($)	68.40	26.40	26.60	21.99	23.28	24.80	24.71	26.46	26.50
Low Price($)	61.65	26.01	26.15	21.06	22.65	24.06	24.11	25.65	25.90
Volume(‘000)	34,574	403	207	365	144	91	163	70	77
December 2009
High Price($)	68.44	26.80	26.64	23.40	24.40	25.96	25.45	26.46	26.66
Low Price($)	63.50	26.30	26.25	21.81	23.34	24.80	24.74	26.03	26.20
Volume(‘000)	47,467	414	334	374	350	169	108	267	66
January 2010
High Price($)	65.83	26.80	26.50	23.57	24.32	25.38	25.39	26.42	26.82
Low Price($)	61.25	25.81	26.05	22.15	23.61	24.80	24.69	25.81	25.89
Volume(‘000)	39,926	461	156	383	185	178	236	372	91
February 2010
High Price($)	67.47	26.37	26.25	22.37	23.93	24.92	25	26.45	26.70
Low Price($)	62.25	26.16	25.96	21.50	23.50	24.60	24.49	25.91	26.13
Volume(‘000)	32,543	263	252	360	219	230	203	120	62
March 2010
High Price($)	76.91	26.41	26.20	22.15	23.74	24.84	24.80	26.44	26.78
Low Price($)	67.23	25.98	25.93	20.84	22.61	23.75	23.70	26.10	26.25
Volume(‘000)	62,368	1,022	1,032	302	214	379	151	446	209
April 2010
High Price($)	77.37	27.25	26.07	20.93	22.88	23.78	23.96	26.32	26.30
Low Price($)	72.57	25.53	25.60	19.75	21.20	22.66	22.68	25.45	25.40
Volume(‘000)	48,544	203	315	775	253	175	487	631	179
May 2010
High Price($)	76.33	26.08	25.81	20.38	22.44	23.40	23.34	25.80	25.93
Low Price($)	69.01	25.53	25.46	20.00	21.46	23.00	23.02	25.51	25.40
Volume(‘000)	49,625	131	54	580	248	105	228	171	89
June 2010
High Price($)	74.26	26.40	26.25	21.38	23.16	24.63	24.50	26.10	26.32
Low Price($)	68.17	25.74	25.70	20.22	21.90	23.21	23.22	25.66	25.77
Volume(‘000)	50,356	126	42	639	145	117	268	529	54
July 2010
High Price($)	74.95	26.35	26.10	21.87	23.50	24.94	24.96	26.29	26.29
Low Price($)	67.63	25.67	25.85	20.94	22.75	24.23	24.19	25.75	25.75
Volume(‘000)	41,746	139	28	498	96	91	327	410	275
August 2010
High Price($)	74.49	26.45	26.20	22.70	24.38	25.25	25.25	27.00	26.70
Low Price($)	68.25	26.05	25.98	21.68	23.25	24.65	24.55	26.07	26.17
Volume(‘000)	44,280	159	40	575	140	105	328	185	44
September 2010
High Price($)	76.50	26.85	26.60	23.91	24.90	25.84	25.84	27.40	27.35
Low Price($)	71.95	25.91	25.80	22.52	24.15	25.24	25.02	26.49	26.53
Volume(‘000)	54,628	71	37	711	384	112	290	160	189
October 2010
High Price($)	76.14	26.19	26.20	23.96	25.19	25.99	25.87	26.95	26.86
Low Price($)	72.41	25.80	25.67	23.26	24.46	25.32	25.13	26.16	26.26
Volume(‘000)	40,170	267	77	502	360	172	285	173	110

	TORONTO STOCK EXCHANGE
	Preferred Shares (Series AA - AK)
	Series AA	Series AC	Series AE	Series AG	Series AI	Series AK
November 2009
High Price($)	26.68	26.93	27.83	27.98	27.90	27.98
Low Price($)	25.42	26.30	27.14	27.13	27.01	27.11
Volume(‘000)	98	76	248	284	234	250
December 2009
High Price($)	26.88	27.56	28.42	28.24	28.33	28.23
Low Price($)	26.10	26.80	27.60	27.60	27.65	27.80
Volume(‘000)	82	227	318	448	267	235
January 2010
High Price($)	26.73	27.40	28.16	28.30	28.19	28.30
Low Price($)	25.95	26.75	27.60	27.59	27.50	27.72
Volume(‘000)	96	191	405	606	743	444
February 2010
High Price($)	26.99	27.15	28.25	28.09	28.00	28.03
Low Price($)	26.06	26.80	27.78	27.80	27.80	27.80
Volume(‘000)	82	167	382	430	381	283
March 2010
High Price($)	26.58	27.45	28.42	29.39	28.49	28.47
Low Price($)	26.18	26.85	27.80	27.82	27.90	27.88
Volume(‘000)	349	267	1,020	737	567	990
April 2010
High Price($)	26.25	27.15	28.15	28.22	28.25	28.25
Low Price($)	25.26	25.69	26.57	26.55	26.56	26.55
Volume(‘000)	342	542	802	919	774	744
May 2010
High Price($)	26.05	26.49	27.19	27.13	27.30	27.30
Low Price($)	25.43	26.10	26.60	26.55	26.60	26.66
Volume(‘000)	114	154	454	458	367	498
June 2010
High Price($)	26.28	26.90	27.75	27.96	27.90	27.88
Low Price($)	25.82	26.23	26.92	26.94	27.00	26.98
Volume(‘000)	107	327	275	352	235	381
July 2010
High Price($)	26.42	27.05	27.75	27.90	27.90	27.90
Low Price($)	25.80	26.50	27.20	27.25	27.42	27.20
Volume(‘000)	312	289	256	323	148	325
August 2010
High Price($)	26.84	27.05	28.20	28.05	28.10	28.27
Low Price($)	26.15	26.88	27.35	27.38	27.54	27.60
Volume(‘000)	94	92	156	289	242	242
September 2010
High Price($)	27.17	27.73	28.38	28.49	28.48	28.49
Low Price($)	26.63	27.15	27.96	27.87	27.94	27.99
Volume(‘000)	111	223	441	681	434	482
October 2010
High Price($)	26.85	27.37	28.02	28.10	28.29	28.19
Low Price($)	26.25	26.70	27.47	27.48	27.61	27.60
Volume(‘000)	274	215	435	647	317	362

Prior Sales

In the most recently completed financial year, The Toronto-Dominion Bank did not issue any shares that are not listed or quoted on a marketplace. For more information on the Bank’s subordinated debt, please see Note 14 of the Annual Financial Statements.

DIRECTORS AND OFFICERS

Directors and Board Committees of the Bank

The following table sets forth the directors of the Bank, their present principal occupation and business, municipality of residence and the date each became a director of the Bank.

Director Name Principal Occupation & Municipality of Residence	Director Since
William E. Bennett Corporate Director and former President and Chief Executive Officer, Draper & Kramer, Inc. Chicago, Illinois, U.S.A.	May 2004
Hugh J. Bolton Chair of the Board, EPCOR Utilities Inc. (integrated energy company) Edmonton, Alberta, Canada	April 2003
John L. Bragg Chairman, President and Co-Chief Executive Officer, Oxford Frozen Foods Limited (food manufacturers) Collingwood, Nova Scotia, Canada	October 2004
Amy W. Brinkley Corporate Director Charlotte, North Carolina, U.S.A.	September 2010
W. Edmund Clark Group President and Chief Executive Officer, The Toronto-Dominion Bank Toronto, Ontario, Canada	August 2000
Wendy K. Dobson Professor and Co-Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto Uxbridge, Ontario, Canada	October 1990
Henry H. Ketcham Chairman, President and Chief Executive Officer, West Fraser Timber Co. Ltd. (integrated forest products company) Vancouver, British Columbia, Canada	January 1999

Director Name Principal Occupation & Municipality of Residence	Director Since
Pierre H. Lessard Executive Chairman of the Board, METRO INC. (food retailer and distributor) Westmount, Quebec, Canada	October 1997
Brian M. Levitt* Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm) Westmount, Quebec, Canada	December 2008
Harold H. MacKay Counsel, MacPherson Leslie & Tyerman LLP (law firm) Regina, Saskatchewan, Canada	November 2004
Irene R. Miller Chief Executive Officer, Akim, Inc. (U.S. investment management and consulting firm) New York, New York, U.S.A.	May 2006
Nadir H. Mohamed President and Chief Executive Officer Rogers Communications Inc. (diversified Canadian communications and media company) Toronto, Ontario, Canada	April 2008
Wilbur J. Prezzano Corporate Director and retired Vice Chairman, Eastman Kodak Company Charleston, South Carolina, U.S.A.	April 2003
Helen K. Sinclair Chief Executive Officer, BankWorks Trading Inc. (satellite communications company) Toronto, Ontario, Canada	June 1996
Carole S. Taylor Corporate Director Vancouver, British Columbia, Canada	August 2009
John M. Thompson* Chairman of the Board, The Toronto-Dominion Bank Toronto, Ontario, Canada	August 1988

* As announced on September 28, 2010, Mr. Levitt will become Chairman of the Board of Directors on January 1, 2011. He will replace Mr. Thompson, who has made the personal decision, as part of an orderly board succession, to step down from this position.  Mr. Levitt has served as an independent director on the Bank's board since December, 2008. Mr. Thompson, who served as non-executive chairman for seven years, will remain a member of the TD board.

Except as hereinafter disclosed, all directors have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Prior to June 30, 2009, Ms. Brinkley served as the Global Risk Executive at the Bank of America Corporation.  Prior to April 1, 2008, Mr. Lessard was the President and Chief Executive Officer of METRO INC. Until March 2009, Mr. Mohamed was President and Chief Operating Officer of the Communications Group, Rogers Communications Inc. Ms. Taylor served as the Minister of Finance for British Columbia from June 2005 to June 2008.  From December 2008 to January 2010, Ms. Taylor served as the Chair of the Federal Finance Minister's Economic Advisory Council.  From September 2009 to September 2010, Ms. Taylor served as a Senior Advisor to Borden Ladner Gervais LLP.  Each director will hold office until the next annual meeting of shareholders of the Bank, which is scheduled for March 31, 2011. Information concerning the nominees proposed for election as directors at the meeting will be contained in the proxy circular of the Bank in respect of the meeting.

The following table sets forth the Committees of the Bank’s Board, the members of each Committee and each Committee’s key responsibilities.

Committee	Members	Key Responsibilities
Corporate Governance Committee	John M. Thompson (Chair) Hugh J. Bolton Brian M. Levitt*
Responsibility for corporate governance of TD:
•    Set the criteria for selecting new directors and the Board’s approach to director independence;
•    Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders;
•    Develop and, where appropriate, recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at TD;
•    Review and recommend the compensation of the directors of TD;
•    Satisfy itself that TD communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy;
•    Facilitate the evaluation of the Board and Committees;
•    Oversee an orientation program for new directors and continuing education for directors.

Human Resources Committee	Wilbur J. Prezzano (Chair) Henry H. Ketcham Pierre H. Lessard Brian M. Levitt Helen K. Sinclair John M. Thompson
Responsibility for management’s performance evaluation, compensation and succession planning:
•    Discharge, and assist the Board in discharging, the responsibility of the Board relating to compensation as set out in this Committee’s charter;
•    Set performance objectives for the CEO, which encourage TD’s long-term financial success and regularly measure the CEO’s performance against these objectives;
•    Determine the recommended compensation for the CEO and certain senior officers in consultation with independent advisors;
•    Review candidates for CEO and recommend the best candidate to the Board as part of the succession planning process for the position of CEO;
•    Oversee the selection, evaluation, development and compensation of other members of senior management;
•    Produce a report on compensation for the benefit of shareholders, which is published in TD’s annual proxy circular and review, as appropriate, any other related major public disclosures concerning compensation.

Committee	Members	Key Responsibilities
Risk Committee	Harold H. MacKay (Chair) William E. Bennett Amy W. Brinkley Wendy K. Dobson Wilbur J. Prezzano Helen K. Sinclair Carole S. Taylor
Supervising the management of risk of TD:
•    Identify and monitor the key risks of TD and evaluate their management;
•    Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk;
•    Satisfy itself that policies are in place to manage the risks to which TD is exposed, including market, operational, liquidity, credit, insurance, regulatory and legal risk, and reputational risk;
•    Provide a forum for “big-picture” analysis of future risks including considering trends.

Audit Committee	William E. Bennett** (Chair) John L. Bragg Harold H. MacKay Irene R. Miller** Nadir H. Mohamed**
Supervising the quality and integrity of TD’s financial reporting:
•    Oversee reliable, accurate and clear financial reporting to shareholders;
•    Oversee internal controls - the necessary checks and balances must be in place;
•    Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor - the shareholders’ auditor reports directly to this Committee;
•    Listen to the shareholders’ auditor, internal auditor and the chief compliance officer, and evaluate the effectiveness and independence of each;
•    Oversee the establishment and maintenance of processes that ensure TD is in compliance with the laws and regulations that apply to it as well as its own policies;
•    Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of TD that are federally-regulated financial institutions and insurance companies;
•    Receive reports on and approve, if appropriate, certain transactions with related parties.

* Effective January 1, 2011, Mr. Levitt will be Chair of the Corporate Governance Committee. ** Designated Audit Committee Financial Expert

Audit Committee

The audit committee of the board of directors of the Bank operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this AIF as Appendix “B”. The Committee charter requires all members to be financially literate or be willing and able to acquire the necessary knowledge quickly. “Financially literate” means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.

In addition, the Committee charter contains independence requirements applicable to each member and each member currently meets those requirements.  Specifically, the charter provides that no member of the Committee may be an officer or retired officer of the Bank and every member shall be independent of the Bank within the meaning of all applicable laws, rules and regulations, including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy (a copy of which is available on the Bank’s website at www.td.com).

As indicated in the table above, the members of the Committee are: William E. Bennett (chair), John L. Bragg, Harold H. MacKay, Irene R. Miller and Nadir H. Mohamed. The members of the Bank’s Audit Committee bring significant skill and experience to their responsibilities, including academic and professional experience in accounting, business and finance. The Board has determined that each of Messrs. Bennett and Mohamed and Ms. Miller has the attributes of an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act; all committee members are financially literate and independent under the applicable listing standards of the New York Stock Exchange, the Committee charter, the Bank’s Director Independence Policy and the corporate governance guidelines of the Canadian Securities Administrators.

The following sets out the education and experience of each director relevant to the performance of his or her duties as a member of the Committee:

William E. Bennett is Chair of the Bank’s Audit Committee. Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Previously, he served as Executive Vice President and Chief Credit Officer of First Chicago Corp. and its principal subsidiary, the First National Bank of Chicago. Mr. Bennett currently serves as the Chair of the Audit Committee of TD Bank U.S. Holding Company and of Capital Power Corporation and previously served as Chair of the Audit Committee of Nuveen Investments Bond and Mutual Funds. He holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago. Mr. Bennett is one of the Bank’s Audit Committee financial experts.

John L. Bragg is President and Founder of Oxford Frozen Foods Limited and the owner and founder of Bragg Communications Inc. Mr. Bragg holds a Bachelor of Commerce degree and a Bachelor of Education degree from Mount Allison University.

Harold H. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Prior to that, he was a partner in the firm from 1969 to his retirement in 2004. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada.  Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina.

Irene R. Miller is the Chief Executive Officer of Akim, Inc. Until June 1997, Ms. Miller was Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Prior to that, she held senior investment banking and corporate finance positions with Morgan Stanley & Co., and Rothschild Inc., respectively. In the past, Ms. Miller has chaired the audit committees of the boards of Oakley, Inc., The Body Shop International plc and Benckiser N.V. Ms. Miller presently chairs the Audit Committee of Inditex, S.A. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University. Ms. Miller is one of the Bank’s Audit Committee financial experts.

Nadir H. Mohamed is the President and Chief Executive Officer and a director of Rogers Communications Inc., a diversified Canadian communications and media company. Prior to March 2009, Mr. Mohamed was the President and Chief Operating Officer, Communications Group, of Rogers Communications Inc. Prior to May 2005, he was the President and Chief Executive Officer of Rogers Wireless Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia. Mr. Mohamed is one of the Bank’s Audit Committee financial experts.

Executive Officers of the Bank

The following individuals are executive officers of the Bank as at November 1, 2010:

Executive Officer	Principal Occupation	Municipality of Residence
Riaz Ahmed	Group Head, Corporate Development, Enterprise Strategy and Treasury Corporate Office, TD Bank Group	Oakville, Ontario, Canada
Mark R. Chauvin	Group Head and Chief Risk Officer, Risk Management, Corporate Office, TD Bank Group	Burlington, Ontario, Canada
W. Edmund Clark	Group President and Chief Executive Officer, TD Bank Group	Toronto, Ontario, Canada
Theresa L. Currie	Group Head, Marketing, Corporate and People Strategies, Corporate Office, TD Bank Group	Oakville, Ontario, Canada
Robert E. Dorrance	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer and President, TD Securities	Toronto, Ontario, Canada
Timothy D. Hockey	Group Head, Canadian Banking and Insurance, TD Bank Group and President and Chief Executive Officer, TD Canada Trust	Mississauga, Ontario, Canada
Colleen M. Johnston	Group Head, Finance and Chief Financial Officer, Corporate Office, TD Bank Group	Toronto, Ontario, Canada
Bharat B. Masrani	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President & Chief Executive Officer, TD Bank, N.A.	Portland, Maine, U.S.A.
Frank J. McKenna	Deputy Chair, TD Bank Group	Toronto, Ontario, Canada
Michael B. Pedersen	Group Head, Wealth Management, Direct Channels, and Corporate Shared Services, TD Bank Group	Toronto, Ontario, Canada

Except as hereinafter disclosed, all executive officers have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years.  Prior to joining the Bank in July 2007, Mr. Pedersen worked for Barclays Bank and was responsible for their global private banking business and two other international businesses.  Prior to joining the Bank in May 2006, Mr. McKenna was the Canadian Ambassador to the United States; and from 1997 until 2005, he held the position of Counsel to McInnes Cooper.

Shareholdings of Directors and Executive Officers

To the knowledge of the Bank, as at November 1, 2010, the directors and executive officers of the Bank as a group beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 979,585 of the Bank’s common shares representing approximately 0.11% of the Bank’s issued and outstanding common shares on that date.

Additional Disclosure for Directors and Executive Officers

To the best of our knowledge, having made due inquiry, the Bank confirms that, as at December 1, 2010:

(i)	no director or executive officer of the Bank is, or was within the last ten years, a director or officer of a company (including the Bank) that:

(a)
was subject to an order (including a cease trade order or an order similar to a cease trade or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days), that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, except Mr. Lessard, who was a director of CINAR Corporation at the time its shares were suspended from trading on the Toronto Stock Exchange for more than 30 consecutive days and were delisted from the Toronto Stock Exchange and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements;

(b)
was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(c)
within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(ii)
in the last ten years, no director or executive officer of the Bank has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer; and

(iii)
no director or executive officer of the Bank has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. The policy provides for the annual pre-approval of specific types of services, together with the maximum amount of the fees that may be paid for such services, pursuant to policies and procedures adopted by the Audit Committee, and gives detailed guidance to management as to the specific services that are eligible for such annual pre-approval. All other services and the associated fees must also be specifically pre-approved by the Audit Committee as they arise throughout the year. In making its determination regarding services to be provided by the shareholders’ auditor, the Audit Committee considers the compliance with the policy and the provision of services in the context of avoiding impact on auditor independence. This includes considering applicable regulatory requirements and guidance and whether the provision of the services would place the auditor in a position to audit its own work, result in the auditor acting in the role of the Bank’s management or place the auditor in an advocacy role on behalf of the Bank. By law, the shareholders’ auditor may not provide certain services to the Bank or its subsidiaries. Four times a year, the Bank’s Chief Financial Officer makes a presentation to the Audit Committee detailing the services performed by the Bank’s auditor on a year-to-date basis, and details of any proposed assignments for consideration by the Audit Committee and pre-approval, if appropriate.

Fees paid to the shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2010	2009	2008
Audit fees	20,205	$23,123	$18,733
Audit related fees	3,229	1,087	3,192
Tax fees	3,917	2,563	2,751
All other fees	726	411	598
Total	28,077	$27,184	$25,274

Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

Audit related fees are fees for assurance and related services that are performed by the Bank’s auditor. These services include employee benefit plan audits, accounting and tax consultations in connection with acquisitions and divestitures, application and general control reviews, attest services not required by statute or regulation,  interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

Tax fees comprise: income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund; tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures; electronic and paper based tax knowledge publications; and tax planning, including expatriate and domestic tax services and transfer pricing matters.

All other fees include fees for insolvency and viability matters either paid by the Bank or by third parties, limited to cases in which the Bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties to Ernst & Young LLP in 2010 is $0.00 million (2009 - $0.09 million; 2008 - $0.28 million). Also included in this category are fees for audits of charitable organizations, Section 5970/SAS 70 reports on control procedures at a service organization, audit services for certain special purpose entities administered by the Bank, SEC-registered fund audits, benchmark studies, and performance and process improvement services.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

The Bank, its subsidiaries and TD Ameritrade are involved in various legal actions in the ordinary course of business, many of which, in the case of the Bank and its subsidiaries, are loan-related. In management’s opinion, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Bank.

Regulatory Actions

From time to time, certain subsidiaries of the Bank are assessed fees or fines by a securities regulatory authority in relation to administrative matters, including late filings or reporting, which may be considered penalties or sanctions pursuant to Canadian securities regulations but which are not, individually or in the aggregate, material to the Bank.  During the past financial year, TD Investment Services Inc. paid an administrative filing fee to the Ontario Securities Commission in the aggregate amount of $5,000.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of our knowledge, the Bank confirms that, as at December 1, 2010 there were no directors or executive officers of the Bank or any associate or affiliate of a director or executive officer of the Bank with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Bank.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9

416-643-5500
Or toll-free at 1-800-387-0825
www.cibcmellon.com or inquiries@cibcmellon.com

Co-transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania
15252-8015

or

480 Washington Boulevard
Jersey City, New Jersey  07310

1-866-233-4836
TDD for hearing impaired:  1-800-231-5469
Shareholders outside of U.S.:  201-680-6578
TDD shareholders outside of U.S.:  201-680-6610
www.bnymellon.com/shareowner/equityaccess

INTERESTS OF EXPERTS

Names of Experts

The Consolidated Financial Statements of the Bank for the year ended October 31, 2010 filed under National Instrument 51-102 - Continuous Disclosure Obligations, portions of which are incorporated by reference in this AIF, have been audited by Ernst & Young LLP.  Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Reports to Shareholders - Report on Financial Statements and Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States).  Ernst & Young LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.  Ernst & Young LLP is also independent with respect to the Bank within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002; and in compliance with Rule 3520 of the Public Company Accounting Oversight Board.

Further, the proxy statement/prospectus relating to the Bank’s acquisition of The South Financial Group, Inc., filed under NI 51-102, describes or includes: the audit report of Ernst & Young LLP dated December 2, 2009 which appeared in the Bank’s 2009 Annual Report; and the legal opinion of McCarthy Tétrault LLP.

Interests of Experts

To the best of our knowledge, at the relevant time, the respective partners, counsel and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of any class of security issued by the Bank or any of its affiliates.

As of December 1, 2010, no executive officer or director of the Bank is a partner, counsel or associate of McCarthy Tétrault LLP nor, as of December 1, 2010, to the best of our knowledge, does the Bank expect to elect, appoint or employ as a director or executive officer of the Bank any partner, counsel or associate of McCarthy Tétrault LLP.

From time to time, at the Bank’s request, law firms provide lawyers and law students for secondment to groups in the Bank’s head office and business units.

ADDITIONAL INFORMATION

Additional information concerning the Bank may be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Bank’s securities and options to purchase securities, in each case if applicable, is contained in the Bank’s proxy circular for its most recent annual meeting of shareholders that involved the election of directors.  Additional financial information is provided in the Bank’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year, which at the date hereof, was the year ended October 31, 2010.

Appendix “A”

Intercorporate Relationships - See Attached

PRINCIPAL SUBSIDIARIES
Canada
(millions of dollars)		As at October 31, 2010
	Address of Head	Carrying value of shares
Canada	or Principal Office	owned by the Bank
CT Financial Assurance Company (99.9%)	Toronto, Ontario	$ 125
Meloche Monnex Inc.	Montreal, Quebec	1,357
Security National Insurance Company	Montreal, Quebec
Primmum Insurance Company	Toronto, Ontario
TD Direct Insurance Inc.	Toronto, Ontario
TD General Insurance Company	Toronto, Ontario
TD Home and Auto Insurance Company	Toronto, Ontario
TD Asset Finance Corp.	Toronto, Ontario	140
TD Asset Management Inc.	Toronto, Ontario	591
TD Waterhouse Private Investment Counsel Inc.	Toronto, Ontario
TD Financing Services Home Inc.	Toronto, Ontario	3
TD Financing Services Inc.	Toronto, Ontario	521
TD Investment Services Inc.	Toronto, Ontario	29
TD Life Insurance Company	Toronto, Ontario	44
TD Mortgage Corporation	Toronto, Ontario	10,008
TD Pacific Mortgage Corporation	Vancouver, British Columbia
The Canada Trust Company	Toronto, Ontario
TD Mortgage Investment Corporation	Calgary, Alberta	533
TD Nordique Investments Limited	Vancouver, British Columbia	356
TD Parallel Private Equity Investors Ltd.	Toronto, Ontario	117
TD Securities Inc.	Toronto, Ontario	3,470
TD Timberlane Investments Limited	Vancouver, British Columbia	5,537
TD McMurray Investments Limited	Vancouver, British Columbia
TD Redpath Investments Limited	Vancouver, British Columbia
TD Riverside Investments Limited	Vancouver, British Columbia
TD US P & C Holdings ULC	Calgary, Alberta	25,128
TD Bank US Holding Company	Portland, Maine
TD Bank USA, National Association	Portland, Maine
TD Bank, National Association	Wilmington, Delaware
TD Vermillion Holdings ULC	Calgary, Alberta	14,337
TD Financial International Ltd.	Hamilton, Bermuda
Canada Trustco International Limited	St. Michael, Barbados
TD Reinsurance (Barbados) Inc.	St. Michael, Barbados
Toronto Dominion International Inc.	St. Michael, Barbados
TD Waterhouse Canada Inc.	Toronto, Ontario	1,950
Truscan Property Corporation	Toronto, Ontario	158

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located.

PRINCIPAL SUBSIDIARIES
United States and Other International
(millions of dollars)		As at October 31, 2010
	Address of Head	Carrying value of shares
United States	or Principal Office	owned by the Bank
TDAM USA Inc.	Wilmington, Delaware	$ 2
Toronto Dominion Holdings (U.S.A.), Inc.	New York, New York	1,449
TD Holdings II Inc.	New York, New York
TD Securities (USA) LLC	New York, New York
Toronto Dominion (Texas) LLC	New York, New York
Toronto Dominion (New York) LLC	New York, New York
Toronto Dominion Capital (U.S.A.), Inc.	New York, New York
Toronto Dominion Investments, Inc.	Houston, Texas

Other International
Internaxx Bank S.A.	Luxembourg, Luxembourg	46
NatWest Personal Financial Management Limited (50%)	London, England	59
NatWest Stockbrokers Limited	London, England
TD Ireland	Dublin, Ireland	1,308
TD Global Finance	Dublin, Ireland
TD Luxembourg International Holdings	Luxembourg, Luxembourg	5,485
TD AMERITRADE Holding Corporation (45.93%)	Omaha, Nebraska
TD Waterhouse Bank N.V.	Amsterdam, The Netherlands	260
TD Waterhouse Investor Services (UK) Limited	Leeds, England	94
TD Waterhouse Investor Services (Europe) Limited	Leeds, England
Toronto Dominion Investments B.V.	London, England	953
TD Bank Europe Limited	London, England
Toronto Dominion Holdings (U.K.) Limited	London, England
TD Securities Limited	London, England
Toronto Dominion (South East Asia) Limited	Singapore, Singapore	763

Unless otherwise noted, the Bank, either directly or through its subsidiaries, owns 100% of the entity and/or 100% of any issued and outstanding voting securities and non-voting securities of the entities listed. Each subsidiary is incorporated in the country in which its head or principal office is located. TD AMERITRADE Holding Corporation is not a subsidiary of the Bank as the Bank does not control it; TD Luxembourg International Holdings and its ownership of TD AMERITRADE Holding Corporation is included given the significance of the Bank's investment in TD AMERITRADE Holding Corporation.

Appendix “B”

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
OF THE TORONTO-DOMINION BANK

CHARTER

~ ~ Supervising the Quality and Integrity of the Bank's Financial Reporting ~ ~

Main Responsibilities:

•   overseeing reliable, accurate and clear financial reporting to shareholders

•   overseeing internal controls - the necessary checks and balances must be in place

•   directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor - the shareholders’ auditor reports directly to the Committee

•   listening to the shareholders’ auditor, internal auditor and the chief compliance officer, and evaluating the effectiveness and independence of each

•   overseeing the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies

•   acting as the audit committee and conduct review committee for certain subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies

•   receiving reports on and approving, if appropriate, certain transactions with related parties

Independence is Key:

•   the Committee is composed entirely of independent directors

•   the Committee meets regularly without management present

•   the Committee has the authority to engage independent advisors, paid for by the Bank, to help it make the best possible decisions on the financial reporting, accounting policies and practices, disclosure practices, and internal controls of the Bank

Composition and Independence, Financial Literacy and Authority

The Committee shall be composed of members of the Board of Directors in such number as is determined by the Board with regard to the by-laws of the Bank, applicable laws, rules and regulations and any other relevant consideration, subject to a minimum requirement of three directors.

In this Charter, “Bank” means The Toronto-Dominion Bank on a consolidated basis.

No member of the Committee may be an officer or retired officer of the Bank. Every member of the Committee shall be independent of the Bank within the meaning of all applicable laws, rules and regulations including those particularly applicable to audit committee members and any other relevant consideration as determined by the Board of Directors, including the Bank’s Director Independence Policy.

The members of the Committee shall be appointed by the Board and shall serve until their successors are duly appointed.  A Chair will be appointed by the Board upon recommendation of the Corporate Governance Committee, failing which the members of the Committee may designate a Chair by majority vote. The Committee may from time to time delegate to its Chair certain powers or responsibilities that the Committee itself may have hereunder.

In addition to the qualities set out in the Position Description for Directors, all members of the Committee should be financially literate or be willing and able to acquire the necessary knowledge quickly.  Financially literate means the ability to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Bank’s financial statements.  At least one member of the Committee shall have a background in accounting or related financial management experience which would include any experience or background which results in the individual's financial sophistication, including being or having been an auditor, a chief executive officer or other senior officer with financial oversight responsibilities.

In fulfilling the responsibilities set out in this Charter, the Committee has the authority to conduct any investigation and access any officer, employee or agent of the Bank appropriate to fulfilling its responsibilities, including the shareholders’ auditor.  The Audit Committee may obtain advice and assistance from outside legal, accounting or other advisors as the Committee deems necessary to carry out its duties, and may retain and determine the compensation to be paid by the Bank for such independent counsel or outside advisor in its sole discretion without seeking Board approval.

Committee members will enhance their familiarity with financial, accounting and other areas relevant to their responsibilities by participating in educational sessions or other opportunities for development.

Meetings

The Committee shall meet at least four times annually, or more frequently as circumstances dictate.  The Committee shall meet with the shareholders’ auditor and management quarterly to review the Bank’s financial statements consistent with the section entitled “Financial Reporting” below.  The Committee shall dedicate a portion of each of its regularly scheduled quarterly meetings to meeting separately with each of the Chief Financial Officer, the Chief Auditor, the Chief Compliance Officer and the shareholders’ auditor and to meeting on its own without members of management or the shareholders’ auditor.  Annually, the Committee shall meet jointly with the Risk Committee and the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to review and discuss the results of OSFI’s annual supervisory examination of the Bank (unless OSFI directs that it instead meet with the full Board for this purpose).

To facilitate open communication between this Committee and the Risk Committee, and where the Chair of the Risk Committee is not a member of this Committee, he or she shall receive notice of and attend by invitation of this Committee, as a non-voting observer, each meeting of this Committee and receive the materials for each such meeting.

All non-management directors that are not members of the Committee have a standing invitation to attend meetings of the Committee but may not vote.  Additionally, the Committee may invite to its meetings any director, member of management and of the Bank or such other persons as it deems appropriate in order to carry out its responsibilities.  The Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Specific Duties and Responsibilities

Financial Reporting

The Committee shall be responsible for the oversight of reliable, accurate and clear financial reporting to shareholders, including reviewing and discussing the Bank’s annual and interim financial statements and management’s discussion and analysis, prior to approval by the Board and release to the public, and reviewing, as appropriate, releases to the public of significant material non-public financial information of the Bank.  Such review of the financial reports of the Bank shall include, where appropriate but at least annually, discussion with management and the shareholders’ auditor of significant issues regarding accounting principles, practices, and significant management estimates and judgments.

The Committee shall review earnings press releases and satisfy itself that adequate procedures are in place for the review of the Bank’s public disclosure of financial information extracted or derived from the Bank’s financial statements, other than the public disclosure in the Bank’s annual and interim financial statements and MD&A, and must periodically assess the adequacy of those procedures.

Financial Reporting Process

The Committee shall support the Board in its oversight of the financial reporting process of the Bank including:

•	working with management, the shareholders’ auditor and the internal audit department to review the integrity of the Bank’s financial reporting processes;

•
reviewing the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements and other disclosure documents as required;

•	considering the key accounting policies of the Bank and key estimates and judgments of management and discussing such matters with management and/or the shareholders’ auditor;

•
keeping abreast of trends and best practices in financial reporting including considering, as they arise, topical issues such as the use of variable interest entities and off-balance sheet reporting, and their application to the Bank;

•
reviewing with the shareholders’ auditor and management significant accounting principles and policies and all critical accounting policies and practices used and any significant audit adjustments made;

•
considering and approving, if appropriate, major changes to the Bank’s accounting and financial reporting policies as suggested by the shareholders’ auditor, management, or the internal audit department; and

•
establishing regular systems of reporting to the Committee by each of management, the shareholders’ auditor and the internal audit department regarding any significant judgments made in management’s preparation of the financial statements and any significant difficulties encountered during the course of the review or audit, including any restrictions on the scope of work or access to required information.

The Audit Committee’s Role in the Financial Reporting Process

The shareholders’ auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank’s annual financial statements and reviews of the Bank’s quarterly financial information.  Management of the Bank is responsible for the preparation, presentation and integrity of the Bank’s financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.  The Audit Committee oversees the financial reporting process at the Bank and receives quarterly reporting regarding the process undertaken by management and the results of the review by the shareholders’ auditor.  It is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Bank’s financial statements are complete, accurate and in accordance with GAAP.

Internal Controls

The Committee shall be responsible for overseeing the establishment and maintenance of internal controls of the Bank, including:

•
requiring management to implement and maintain appropriate systems of internal controls (including controls related to the prevention, identification and detection of fraud), and that also comply with applicable laws, regulations and guidance, including section 404 of the U.S. Sarbanes-Oxley Act and similar rules of the Canadian Securities Administrators;

•
meeting with management, the Chief Auditor and the shareholders’ auditor to assess the adequacy and effectiveness of the Bank’s internal controls, including controls related to the prevention, identification and detection of fraud;

•	overseeing that there are adequate governance structures and control processes for all financial instruments that are measured at fair value for financial reporting purposes;

•
receiving reports from the Risk Committee as considered necessary or desirable with respect to any issues relating to internal control procedures considered by that Committee in the course of undertaking its responsibilities; and

•	reviewing reporting by the Bank to its shareholders regarding internal control over financial reporting.

Internal Audit Division

The Committee shall oversee the internal audit division of the Bank, including reviewing and approving the mandates of the internal audit division and the Chief Auditor at least annually.  The Committee shall satisfy itself that the internal audit division has adequate resources and independence to perform its responsibilities.  In addition, the Committee shall:

•	review and approve the annual audit plan and any significant changes thereto;

•	confirm the appointment and dismissal of the Chief Auditor of the Bank;

•	at least annually assess the effectiveness of the internal audit division;

•	annually convey its view of the performance of the Chief Auditor of the Bank to the Chief Executive Officer of the Bank as input into the compensation approval process;

•	review regular reports prepared by the Chief Auditor together with management's response and follow-up on outstanding issues, as necessary; and

•
provide a forum for the Chief Auditor to raise any internal audit issues or issues with respect to the relationship and interaction between the internal audit division, management, the shareholders’ auditor and/or regulators.

Oversight of Shareholders’ Auditor

The Committee shall review and evaluate the performance, qualifications and independence of the shareholders’ auditor including the lead partners and annually make recommendations to the Board and shareholders regarding the nomination of the shareholders’ auditor for appointment by the shareholders.  The Committee shall be responsible for approving the auditor’s remuneration. The Committee shall also make recommendations to the Board for approval regarding, if appropriate, termination of the shareholders’ auditor.  The shareholders’ auditor shall be accountable to the Committee and the entire Board, as representatives of the shareholders, for its review of the financial statements and controls of the Bank.  In addition, the Committee shall:

•	review and approve the annual audit plans and engagement letters of the shareholders’ auditor;

•	review the shareholders’ auditor’s processes for assuring the quality of their audit services including any matters that may affect the audit firm’s ability to serve as shareholders’ auditor;

•
discuss those matters that are required to be communicated by the shareholders’ auditor to the Committee in accordance with the standards established by the Canadian Institute of Chartered Accountants and the Public Company Accounting Oversight Board, as such matters are applicable to the Bank from time to time;

•
review with the shareholders’ auditor any issues that may be brought forward by it, including any audit problems or difficulties, such as restrictions on its audit activities or access to requested information, and management’s responses;

•	review with the shareholders’ auditor concerns, if any, about the quality, not just acceptability, of the Bank's accounting principles as applied in its financial reporting; and

•
provide a forum for management and the internal and/or shareholders’ auditor to raise issues regarding their relationship and interaction.  To the extent disagreements regarding financial reporting are not resolved, be responsible for the resolution of such disagreements between management and the internal and/or shareholders’ auditor.

Independence of Shareholders’ Auditor

The Committee shall monitor and assess the independence of the shareholders’ auditor through various mechanisms, including:

•
reviewing and approving (or recommending to the Board for approval) the audit engagement terms and fees and other legally permissible services to be performed by the shareholders’ auditor for the Bank, with such approval to be given either specifically or pursuant to pre-approval procedures adopted by the Committee;

•
receiving from the shareholders’ auditor, on a periodic basis, a formal written statement delineating all relationships between the shareholders’ auditor and the Bank consistent with the rules of professional conduct of the Canadian provincial chartered accountants institutes or other regulatory bodies, as applicable;

•
reviewing and discussing with the Board, annually and otherwise as necessary, and the shareholders’ auditor, any relationships or services between the shareholders’ auditor and the Bank or any factors that may impact the objectivity and independence of the shareholders’ auditor;

•	reviewing, approving and monitoring policies and procedures for the employment of past or present partners, or employees of the shareholders’ auditor as required by applicable laws; and

•	reviewing, approving and monitoring other policies put in place to facilitate auditor independence, such as the rotation of members of the audit engagement team, as applicable.

Finance Department

The Committee shall oversee the Finance Department of the Bank, including:

•	reviewing and approving the mandate of the Finance Department and the mandate of the Chief Financial Officer at least annually;

•	reviewing and approving, at least annually, the Finance Department budget and resource plan, including receiving reports from management on resource adequacy;

•	annually assessing the effectiveness of the Finance Department and Chief Financial Officer;

•	confirming the appointment and dismissal of the Chief Financial Officer; and

•
providing a forum for the Chief Financial Officer to raise any financial reporting issues or issues with respect to the relationship and interaction among the Finance Department, management, the shareholders’ auditor and/or regulators.

Conduct Review and Related Party Transactions

The Committee shall be responsible for conduct review and oversight of related party transactions (except the approval of Bank officer related party credit facilities which are reviewed by the Human Resources Committee and the approval of Bank director related party credit facilities which are reviewed by the Risk Committee, as required), including satisfying itself that procedures and practices are established by management as required by the Bank Act (Canada) relating to conduct review and related party transactions and monitoring compliance with those procedures and their effectiveness from time to time.

Business Conduct and Ethical Behaviour

The Committee shall monitor compliance with policies in respect of ethical personal and business conduct, including the Bank’s Disclosure of Information and Complaint Procedures and the Bank’s Code of Conduct and Ethics and the conflicts of interest procedures included therein, including approving, where appropriate, any waiver from the Bank’s Code of Conduct and Ethics to be granted for the benefit of any director or executive officer of the Bank.

Compliance

The Committee shall oversee the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies, including:

•	reviewing with management the Bank’s compliance with applicable regulatory requirements and the legislative compliance management processes;

•
establishing procedures in accordance with regulatory requirements for the receipt, retention and treatment of complaints received by the Bank on accounting, internal accounting controls or auditing matters, as well as for confidential, anonymous submissions of concerns regarding questionable accounting or auditing matters, and receiving reports on such complaints and submissions as required under the applicable policy;

•
reviewing an annual report from the Chief Risk Officer regarding examinations of the Bank conducted by OSFI, and following up with management on the status of recommendations and suggestions, as appropriate;

•	reviewing professional pronouncements and changes to key regulatory requirements relating to accounting rules to the extent they apply to the financial reporting process of the Bank; and

•	reviewing with the Bank’s general counsel any legal matter arising from litigation, asserted claims or regulatory noncompliance that could have a material impact on the Bank’s financial condition.

Compliance Department

The Committee shall oversee the Compliance Department of the Bank and the execution of its mandate, including reviewing and approving its annual plan and any significant changes to the annual plan and/or methodology.  The Committee shall satisfy itself that the Compliance Department has adequate resources and independence to perform its responsibilities.  In addition, the Committee shall:

•	annually review and approve the mandate of the Compliance Department and the mandate of the Chief Compliance Officer of the Bank;

•	confirm the appointment and dismissal of the Chief Compliance Officer;

•	confirm the appointment and dismissal of the Chief Anti-Money Laundering Officer of the Bank;

•	at least annually assess the effectiveness of the Compliance function;

•	regularly review reports prepared by the Chief Compliance Officer for the Audit Committee and follow-up on any outstanding issues; and

•
provide a forum for the Chief Compliance Officer to raise any compliance issues or issues with respect to the relationship and interaction among the Compliance Department, management and/or regulators.

Anti-Money Laundering / Anti-Terrorist Financing

The Committee shall oversee and monitor the effectiveness of the Anti-Money Laundering / Anti-Terrorist Financing (“AML/ATF”) program.  The oversight and monitoring will be provided in the following manner:

•	The Committee will consider and approve the AML/ATF program, its design and any significant AML/ATF policies.

•	The Chief Anti-Money Laundering Officer will regularly attend Committee meetings and report on, among other things:
-	the operation of the program, including resource and systems needs; and results of compliance testing;
-	suspicious transaction reporting;
-	regulatory issues, including new regulatory initiatives;
-	training metrics; and
-	any other significant trends or events that impact on the Bank’s risk profile or the Global AML Compliance mission.

•	The Committee will receive regular reports from the Chief Auditor on effectiveness testing.

•
The Committee shall review the results of the annual AML/ATF risk assessment and self assessment of controls to ensure that it understands the TDBFG inherent risk profile and shall, in consultation with the Chief Anti-Money Laundering Officer, consider the adequacy of the controls in place.  The Committee, in its judgment, may elevate any significant, insufficiently mitigated risks to the Board for its consideration.

General

The Committee shall have the following additional general duties and responsibilities:

•
acting as the audit committee and conduct review committee for certain Canadian subsidiaries of the Bank that are federally-regulated financial institutions and insurance companies, including meeting on an annual basis with the chief actuaries of the subsidiaries of the Bank that are federally-regulated insurance companies;

•	performing such other functions and tasks as may be mandated by regulatory requirements applicable to audit committees and conduct review committees or delegated by the Board;

•	conducting an annual evaluation of the Committee to assess its contribution and effectiveness in fulfilling its mandate;

•	reviewing and assessing the adequacy of this Charter at least annually and submitting this Charter to the Corporate Governance Committee and the Board for approval upon amendment;

•	maintaining minutes or other records of meetings and activities of the Committee; and

•	reporting to the Board on material matters arising at Audit Committee meetings following each meeting of the Committee and reporting as required to the Risk Committee on issues of relevance to it.